EXHIBIT 99.1

AMERICAS GOLD AND SILVER CORPORATION ANNOUNCES SPECIAL MEETING VOTING RESULTS

TORONTO, ONTARIO – December 17, 2024 — Americas Gold and Silver Corporation (the “Company”) (TSX:USA; NYSE American: USAS) is pleased to announce that the Company’s shareholders passed the following resolutions at the special meeting of the shareholders held on December 17, 2024 (the “Meeting”):

1.

To authorize the issuance of (i) 117,270,000 common shares in the capital of the Company (the “Common Shares”) to Sprott Mining and (ii) 52,730,000 Common Shares to the Sprott Preferred Sellers (as such term is defined in the Company’s management information circular dated November 7th, 2024 in respect of the Meeting (the “Circular”)).

2.

To authorize the issuance of 125,000,000 Common Shares issuable upon the exchange of subscription receipts (“Subscription Receipts”) pursuant to a private placement of Subscription Receipts at an issue price per Subscription Receipt of C$0.40.

3.	To authorize the issuance of 682,850 Common Shares to Edgehill Advisory Ltd. at a price per Common Share of C$0.40.

4.

To authorize the issuance of 305,682,850 Common Shares, being the aggregate of the Common Shares issuable pursuant to items 1, 2 and 3 above and 10,000,000 Common Shares issuable pursuant to the Concurrent Private Placement (as such term is defined in the Circular), representing a dilution in excess of 25% of the currently issued and outstanding Common Shares.

A summary of the results of these matters considered at the Meeting are reported in the Report of Voting Results as filed on SEDAR+ (www.sedarplus.ca) on December 17, 2024. A total of 86,059,017 Common Shares were voted, representing 31.07% of total Common Shares issued and outstanding as at the record date for the Meeting.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high‐growth precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico, manages the 60%‐owned Galena Complex in Idaho, USA, and is re‐evaluating the Relief Canyon mine in Nevada, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR+ or www.americas‐gold.com.

For more information:

Stefan Axell	Darren Blasutti
VP, Corporate Development & Communications	President
Americas Gold and Silver Corporation	Americas Gold and Silver Corporation
416‐874‐1708	416‐848‐9503